SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  June 8, 2004

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                            Form 20-F X Form 40-F __

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes _____ No X

        (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes _____ No X

  (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.)

 Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934:

                                 Yes _____ No X

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          CORUS GROUP plc



Date: June 8, 2004                        By       Allison Scandrett
                                               -----------------------------
                                                   Name: Mrs A Scandrett
                                                   Assistant Company Secretary

News release


8 June 2004
Ref: 227

CORUS SELLS TUSCALOOSA MINI-MILL


Corus Group plc ("Corus") announces that it has reached agreement for the sale of Corus Tuscaloosa, a plate-producing mini-mill based in Alabama USA, to Nucor Corporation.

Corus will receive a gross cash consideration of US$90m ((pound)49m approx.), which will be adjusted to reflect working capital at completion. This recovers the carrying value of the asset in the Group's accounts and the proceeds of the sale will be used to strengthen further the Group's balance sheet.

Completion of the sale is conditional, inter alia, on the receipt of regulatory approval under the Hart-Scott-Rodino Antitrust Improvements Act. Completion and receipt of sale proceeds is expected during the third quarter of 2004.

Paul Lormor, Division Director Long Products said:

"Plate manufacturing in the USA is a non-core activity with limited linkages to the rest of the Group's operations. Therefore, this sale is consistent with our announced strategy to focus on selected carbon steel products and to concentrate our efforts on our programme to `Restore Success'."

Looking ahead, as part of the programme to keep the market regularly informed, Corus will be issuing a trading update on Thursday 24 June 2004.

Notes to editors:

1. Corus Tuscaloosa is an electric arc-based mini-mill, which produces a wide range of carbon, high strength low alloy and pressure vessel steels in coil, cut-to-length and discrete plate form. In 2003, the business achieved a turnover of US$209m and delivered around 670,000 net tons of prime finished product. The Corus result for 2003 included an operating loss for Corus Tuscaloosa of US$27m. At the end of December 2003 there were 318 employees.



Corus
30 Millbank
London, SW1P 4WY
T +44 (0)20 7717 4444
www.corusgroup.com

2. Additional information about Corus Tuscaloosa is available at www.corustuscaloosa.com.

3. Corus is an international metals group that manufactures, processes and distributes steel and aluminium products. In addition, Corus provides related services in design, technology and consultancy. With sites and offices around the world, at the end of December Corus employed approximately 49,400 people.

4. Exchange rate used: (pound)1=$1.836.

5. Media enquiries: Mike Hitchcock, Corus Corporate Relations:
   +44 (0) 207 717 4502

6. Investor enquiries: Anthony Hamilton, Corus Investor Relations:
   +44 (0) 207 717 4503


                                   -- ENDS --